BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

January 24, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 6 to Registration Statement on Form F-3
Last Filed December 8, 2021 / File No. 333-258330

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 4, 2022. We have submitted Amendment No. 6 (the “Amendment”) to the Registration Statement on Form F-3 (the “Registration Statement”) on this date reflecting the Company’s responses.

Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 5 to Registration Statement on Form F-3 General

1.	Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, please revise your cover page, summary section and risk factors section to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the HFCAA and related regulations will affect your company.

Response to No.1

This comment has been complied with on p. 2 and under “Risk Factors – Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China” on p. 20.

Risk Factors, page 13

2.	We note your disclosure regarding your Hong Kong subsidiaries. Please revise your risk factors section to disclose the risks related to your business operations in Hong Kong, including a discussion of the impact if certain PRC laws and regulations were to become applicable in Hong Kong and the risk that the subsidiaries could become subject to the direct oversight of the PRC government at any time due to changes in laws or other unforeseeable reasons, as well as recent policy pronouncements by the PRC government regarding business activities of US-listed Chinese businesses. Please also add a summary of these risks to your cover page.

Response to No. 2

This comment has been complied with in the last bullet on the cover page of the prospectus, and under a new Risk Factor on p. 21, titled “Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of mainland China are applied to Hong Kong.”

Division of Corporation Finance

January 24, 2022

We are also responding to the Staff’s Comment Letter dated January 19, 2022 concerning Amendment No. 4 to Registration Statement on Form F-3 No. 333-260241 General

3.	Please revise your disclosure on pages 2 and 19 to clarify that on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA. In this regard, please note that the HFCAA finalized by the SEC differs from the Accelerating Holding Foreign Companies Act, which was passed by the Senate in June 2021. Please revise your disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to reduce the number of “non-inspection years” from three years to two years, and thus, would reduced the time before your securities may be prohibited from trading or delisted.

Response to No. 3

This comment has been complied with on pages 2 and 20.

We are also responding to the Staff’s Comment Letter dated January 20, 2022 concerning Amendment No. 5 to Registration Statement on Form F-3 333-260241

4.	Refer to your response to comment 1. On page 19, we note that you continue to state that “[o]n December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three.” Please revise to clarify that, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC to prohibit an issuer’s securities from trading on a U.S. national securities exchange and in the over-the-counter market if the auditor is not subject to PCAOB inspection for three years. In addition, please replace your deleted disclosure describing the impact of the HFCAA, which stated that “[a]ccordingly, [y]our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if [y]our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in [y]our ordinary shares being delisted.”

Response to No. 4

This comment has been complied with on pages 2 and 20.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.